Exhibit (a)(5)(M)

This is a joint press release by Oak Leaf B.V. and D.E MASTER BLENDERS 1753 N.V. pursuant to the provisions of Section 16 paragraph 1 and Section 17 paragraph 1 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. with a nominal value of EUR 0.12 each (the “Shares” and each a “Share”).  This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V.  Capitalized terms not otherwise defined herein have the meaning set out in the offer memorandum dated 19 June 2013 with respect to the Offer (as defined below).

Press Release

Oak Leaf declares offer for D.E MASTER BLENDERS 1753 unconditional

Pierre Laubies proposed as new CEO and executive Board member of DEMB

Highlights

•                      Oak Leaf declares its public offer for all Shares unconditional

•                      Pierre Laubies proposed as new CEO of DEMB

•                      91.84% of all Shares committed

•                      All Offer Conditions have been satisfied or waived

•                      Settlement will take place on 23 September 2013

•                      Remaining Shares can be tendered in a Post-Closing Acceptance Period ending on 25 September 2013

Amsterdam / Haarlem, 18 September 2013 — Oak Leaf B.V. (“Oak Leaf”), a newly incorporated company wholly owned by a Joh. A. Benckiser led investor group, today announces that it declares its offer for D.E MASTER BLENDERS 1753 N.V. (“DEMB”) unconditional.  All conditions for a successful offer have been satisfied or waived.  In addition, the JAB-led investor group and DEMB announce the intention to appoint Pierre Laubies as CEO and executive Board member of DEMB.

Status of the Offer

All conditions for the Offer, as described in the Offer Memorandum, have been satisfied or, in the case of the 95% minimum acceptance condition, waived.

At 17:40 hours CET (11:40 hours EST) on 17 September 2013, being the Acceptance Closing Date, 456,812,887 Shares, representing approximately 76.79%% of the Shares and an aggregate value of approximately EUR 5.7 billion (at the offer price of EUR 12.50 per Share), had been tendered to Oak Leaf.  The Shares tendered under the Offer, together with the 89,532,998 Shares held by Acorn Holdings B.V., an indirect 100% shareholder of Oak Leaf, prior to commencement of the Offer, amount to a total of 546,345,885 Shares, representing approximately 91.84% of the Shares and an aggregate value of approximately EUR 6.8 billion (at the offer price of EUR 12.50 per Share).

Settlement Date

With reference to the Offer Memorandum, Shareholders who accepted the Offer shall receive an amount of EUR 12.50 per Share cum dividend (the “Offer Price”) for each Share validly tendered (or defectively tendered provided that such defect has been waived by Oak Leaf) and delivered (geleverd) under the terms and conditions and subject to the restrictions of the Offer.

Payment of the Offer Price per Share shall occur on 23 September 2013 (the “Settlement Date”).

Board Appointments

As per 23 September 2013, the appointments of Bart Becht, Peter Harf, Olivier Goudet, Alexandre Van Damme, Byron Trott, Alejandro Santo Domingo as non-executive directors and Michel Cup as executive director to the Board will become effective.  Bart Becht will become the new Chairman of the Board of DEMB.  Furthermore, the resignations of Norman Sorensen, Jan Bennink, Sandra Taylor, Maria Corrales and Géraldine Picaud as members of the Board will become effective on the same day.  Andrea Illy and Rob Zwartendijk will remain members of the Board of DEMB until delisting of the Company and initiation of the Statutory Buy-Out proceedings or completion of the Legal Merger (as the case may be).

Proposed CEO appointment

The nomination of Pierre Laubies as executive member of the Board and CEO of DEMB will be proposed to DEMB’s Extraordinary General Meeting of Shareholders to be held as soon as practically possible, unless the Post-Closing Merger and Liquidation is implemented in which case he will be appointed as soon as Oak Leaf becomes the sole shareholder of D.E Master Blenders 1753 B.V. (the legal successor of DEMB).  Pierre Laubies will replace Jan Bennink, who resigns as CEO ad interim of DEMB.

Bart Becht, incoming chairman for DEMB said: “We would like to thank Jan for his visionary leadership as Chairman and more recently as CEO of DEMB and the contributions he has made for the stakeholders and the brands of DEMB over the last two years.  Clearly the business is in much better shape than when Jan, his team and the current Board took over.  We would also like to thank Jan for his many efforts and counsel during this period of transition. We wish him and all parting Board members the best for the future.”

Pierre Laubies, of French nationality, has over 25 years of experience in the fast moving consumer goods industry.  Pierre will contribute a wealth of leadership experience both in European as well as emerging markets of businesses significantly larger than DEMB. Pierre spent most of his career at Mars, Inc.  He joined Mars in 1985 from French automaker, Renault, where he served as financial auditor.  During his first 10 years with Mars, he held a number of finance and sales roles in Europe, leading both the strategy and finance functions for France and the entire European region.  In 1995, Pierre became President of the CIS region, where he led the team credited with revitalizing the Russian business and leaving the legacy of a healthy business model and solid talent pool.

In 1999, Pierre left Mars to become President of Campbell Europe, but he rejoined Mars in 2002 as head of the Latin American business.  In 2004 he was appointed President of Western Europe, Mars’ largest regional market, and relocated to Brussels.  He served in this role until being named President of Global Petcare in 2009 (Mars’ largest segment), a position from which he retired in 2012.

Post-closing Acceptance Period (na-aanmeldingstermijn)

Oak Leaf grants those Shareholders who have not tendered their Shares under the Offer the opportunity to tender their Shares in a post-closing acceptance period (na-aanmeldingstermijn) commencing on 09:00 hours CET (03:00 hours EST) on 19 September 2013 and expiring at 17:40 hours CET (11:40 hours EST) on 25 September 2013 (the “Post-closing Acceptance Period”).  Shareholders can tender their Shares during the Post-closing Acceptance Period in the same manner and subject to the same terms, conditions and restrictions as described in the Offer Memorandum.

Shareholders who tender their Shares during the Post-closing Acceptance Period shall not have the right to withdraw such tendered Shares.

Shares validly tendered (or defectively tendered provided that such defect has been waived by Oak Leaf) during the Post-closing Acceptance Period will immediately be accepted.  Oak Leaf shall arrange for payment for the Shares that are validly tendered (or defectively tendered provided that such defect has been waived by Oak Leaf) and delivered (geleverd) during the Post-closing Acceptance Period within three business days after such Shares are tendered and delivered (geleverd).

Also during the Post-closing Acceptance Period, Shareholders may elect to receive the Offer Price in USD in accordance with section 5.1.2 of the Offer Memorandum.

Implications of the Offer being declared unconditional

Shareholders who did not tender their Shares in the Offer should carefully review Section 6.9 of the Offer Memorandum, which describes certain implications to which they may become subject to when the Offer is declared unconditional (gestanddoening) and settled.  These implications will include the possibility that the Offeror will commence a Statutory Buy-Out or implement the Post-Closing Merger and Liquidation.  The decision whether to implement the Post-Closing Merger and Liquidation will only be made after the Post-closing Acceptance Period, provided that the Offeror will commence a Statutory Buy-Out, if, immediately after the Post-closing Acceptance Period, the Offeror and its Affiliates hold at least 95% of DEMB’s aggregated issued share capital.

In the event the Offeror resolves to implement the Post-Closing Merger and Liquidation, it is possible that trading of the Shares on Euronext Amsterdam (and on any other Dutch trading platforms on which Shares can be traded) will be suspended three Dutch Business Days prior to the effective date of the Legal Merger.  The Offeror has requested the AFM and Euronext Amsterdam to take a decision to that effect, in order to ensure that no trades in the Shares can be made on trading platforms in the three Dutch Business Days preceding the effective date of the Legal Merger which trades would remain unsettled as a result of the Legal Merger becoming effective and the Shares ceasing to exist prior to the settlement of such trade.

If the Legal Merger takes place without such suspension, the Shareholders will continue to be able to trade in the Shares during the three Dutch Business Days prior to the effective date of the Legal Merger.  However, any trades in the Shares executed in such period cannot be settled by delivery of the relevant Shares and the relevant clearing and settlement institution may settle such trades in cash and impose a penalty for the failure to deliver the relevant Shares.

For more information

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Previous announcements

This announcement is made with reference to the joint press releases by Oak Leaf, a newly incorporated company wholly owned by Joh. A. Benckiser led investor group, and DEMB dated 12 April 2013, 10 May 2013, 6 June 2013, 12 June 2013 and 19 June 2013 and the press releases by Oak Leaf dated 8 August

2013, 16 August 2013 and 6 September 2013 in respect of the public cash offer for all issued and outstanding ordinary shares with a nominal value of EUR 0.12 each in the capital of DEMB at an offer price of EUR 12.50 (cum dividend) for each Share (on a fully diluted basis), subject to customary conditions.

Additional Information

On 19 June 2013, Oak Leaf and DEMB announced that the Offer Memorandum is publicly available and the acceptance period would begin at 09:00 hours CET (03:00 hours EST) on 20 June 2013.  Further information regarding the Offer is contained in the Offer Memorandum (including further details on the impact that waiving the minimum acceptance condition may have on the Shareholders) and the position statement, which are available free of charge on the websites of the SEC at www.sec.gov and of DEMB at www.demasterblenders1753.com.  Copies of the Offer Memorandum are also available free of charge at the offices of DEMB and Rabobank International, who is acting as exchange agent for the Offer.  The Offer Memorandum contains important information and should be read carefully and in its entirety before any decision is made with respect to the Offer.  This press release is neither an offer to purchase nor a solicitation of an offer to sell Shares.  The Offer is made solely pursuant to the Offer Memorandum and any amendments or supplements to such Offer Memorandum.  Oak Leaf is not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law.  If Oak Leaf becomes aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, Oak Leaf will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer.  If, after a good faith effort, Oak Leaf cannot comply, Oak Leaf will not make the Offer to the holders of Shares in that jurisdiction.

About Oak Leaf and Joh. A. Benckiser

Oak Leaf is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (“JAB”) trade name.  JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category.  JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff.  In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category.  The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About Société Familiale d’Investissements S.A.

Société Familiale d’Investissements S.A. is an affiliate of Patrinvest SCA. Patrinvest SCA holds the interests of some of the Belgian founding families of Anheuser-Busch InBev, the leading global brewer and one of the world’s top five consumer products companies.  Their investment philosophy is compatible with JAB’s: the family is focused on the very long term and has a wealth of experience in the branded consumer goods sector.

About BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital, solutions-based advice and access to an extensive network of world-class family businesses.  Based in Chicago, BDT Capital Partners is a merchant bank structured to provide advice and capital that address the unique needs of closely held businesses.  Through its advisory business, BDT & Company, LLC works with family businesses to pursue their long-term strategic and financial objectives. BDT Capital Partners and its affiliated funds are minority investment partners of JAB in Peet’s Coffee & Tea Inc. and Caribou Coffee Company, Inc.

About Quadrant Capital Advisors, Inc.

Quadrant Capital Advisors is the exclusive investment advisor to the family of Julio Mario Santo Domingo. Similar to Patrinvest and JAB, the family has been invested for generations in the branded consumer goods sector and is today the second largest shareholder of SABMiller plc, the world’s second largest beer company.